UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

1.       Intelligent Content Enterprises Inc., Material Change Report dated December 15, 2016 for a News Release issued on December 14, 2016 as filed on Sedar on December 15, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

December 15, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: Chief Executive Officer

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Intelligent Content Enterprises Inc. (“ICE” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

December 14, 2016

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on December 14, 2016, and disseminated by Access Wire via the North American Network.

Item 4.	Summary of Material Change

The Company announced that pursuant to the Acquisition Agreement dated effective February 29, 2016, between the Company and Digital Widget Factory Inc. (Belize), the Company provided a notice of claim for indemnity to the vendor group and the escrow agent of the Escrowed Shares.

The Company also announced that it has closed a private placement financing for gross proceeds to the Company of $50,000 through the issuance of 76,923 units of the Company at a price of $0.65 per unit.

Item 5.	Full Description of Material Change

As disclosed in the Company’s press release of March 4, 2016 announcing completion of the acquisition (the “Acquisition”) of the assets of Digital Widget Factory Inc. (the “Acquired Assets”), half of the shares of the Company paid to the vendor group as consideration for the Acquired Assets, or a total of 6,250,000 common shares and 2,875,000 preferred shares of the Company (the “Escrowed Shares”) are being held in escrow for a period of one year as security for indemnities provided by the vendor to ICE pursuant to the terms and conditions of the Acquisition. Pursuant to the terms of the escrow agreement governing the escrow of the Escrowed Shares, ICE has provided notice to the vendor group and the escrow agent of the Escrowed Shares of a claim for indemnity under the acquisition agreement. ICE has received a written response from the vendor group and the parties are engaged in ongoing discussions in efforts to resolve matters. As a result of the foregoing, the Company is not able at this time to determine the impact, if any, on the consideration paid under the Acquisition, and any resulting changes required to be made in the Company’s financial statements. The Company has also suspended the consulting services of a consultant associated with the Acquired Assets and the vendor group that it engaged shortly following completion of the Acquisition.

Corporate Update
While the Company’s strategy continues to be to drive revenues through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising, management consistently reviews ways to improve its content and user experience. In continuing to develop and refine its online presence, and after engaging in a strategic review of its costs, markets, and internal processes in an ongoing effort to engage users and efficiently build its user base, the Company announces:

•	ICE has abridged the translation feature on its platform and is now no longer translating its websites in 67 different languages. Instead, the Company is focussing on distributing content on its websites in 3 principal languages being English, Spanish, and French utilizing a licenced technology translation service.

•	Further to the Company’s press releases of earlier this year, the Company announces that it is no longer pursuing negotiations to license and potentially acquire all of the technology, production and client operations of New York-based Catch Star Studios LLC., which includes its Clix Video and ongoing Stars and Pinstripes productions.

•	In connection with its ongoing review of its platform and services, ICE has entered into a new master services agreement with a third-party provider, Torinit Technologies Inc., which management believes will provide ICE with improved quality of service at a fraction of the cost previously charged to the Company for similar services. Torinit Technologies Inc. is a Canadian company with facilities in India and is owned by a current director of ICE.

•	The Company has closed a private placement financing for gross proceeds to the Company of $50,000 through the issuance of 76,923 units of the Company at a price of $0.65 per unit. Each unit is comprised of one (1) common share in the capital of the Company and one (1) common share purchase warrant entitling the holder to purchase one (1) common share at an exercise price of $1.00 for a period of three years from the date of issuance.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, Chief Executive Officer

	Telephone:	416 364-4039
	Facsimile:	416 364-8244

Item 9.	Date of Report

December 15, 2016

Schedule “A”

Intelligent Content Enterprises Corporate Update

Toronto, Canada December 14, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB: ICEIF, CSE: ISP) (“ICE” or the “Company”) is pleased to provide an update regarding its acquisition of the assets of Digital Widget Factory Inc., a Belize company and a general corporate update.

Claim under Acquisition Agreement

As disclosed in the Company’s press release of March 4, 2016 announcing completion of the acquisition (the “Acquisition”) of the assets of Digital Widget Factory Inc. (the “Acquired Assets”), half of the shares of the Company paid to the vendor group as consideration for the Acquired Assets, or a total of 6,250,000 common shares and 2,875,000 preferred shares of the Company (the “Escrowed Shares”) are being held in escrow for a period of one year as security for indemnities provided by the vendor to ICE pursuant to the terms and conditions of the Acquisition. Pursuant to the terms of the escrow agreement governing the escrow of the Escrowed Shares, ICE has provided notice to the vendor group and the escrow agent of the Escrowed Shares of a claim for indemnity under the acquisition agreement. ICE has received a written response from the vendor group and the parties are engaged in ongoing discussions in efforts to resolve matters. As a result of the foregoing, the Company is not able at this time to determine the impact, if any, on the consideration paid under the Acquisition, and any resulting changes required to be made in the Company’s financial statements. The Company has also suspended the consulting services of a consultant associated with the Acquired Assets and the vendor group that it engaged shortly following completion of the Acquisition.

Corporate Update

While the Company’s strategy continues to be to drive revenues through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising, management consistently reviews ways to improve its content and user experience. In continuing to develop and refine its online presence, and after engaging in a strategic review of its costs, markets, and internal processes in an ongoing effort to engage users and efficiently build its user base, the Company announces:

•	ICE has abridged the translation feature on its platform and is now no longer translating its websites in 67 different languages. Instead, the Company is focussing on distributing content on its websites in 3 principal languages being English, Spanish, and French utilizing a licenced technology translation service.

•	Further to the Company’s press releases of earlier this year, the Company announces that it is no longer pursuing negotiations to license and potentially acquire all of the technology, production and client operations of New York-based Catch Star Studios LLC., which includes its Clix Video and ongoing Stars and Pinstripes productions.

•	In connection with its ongoing review of its platform and services, ICE has entered into a new master services agreement with a third-party provider, Torinit Technologies Inc., which management believes will provide ICE with improved quality of service at a fraction of the cost previously charged to the Company for similar services. Torinit Technologies Inc. is a Canadian company with facilities in India and is owned by a current director of ICE.

•	The Company has closed a private placement financing for gross proceeds to the Company of $50,000 through the issuance of 76,923 units of the Company at a price of $0.65 per unit. Each unit is comprised of one (1) common share in the capital of the Company and one (1) common share purchase warrant entitling the holder to purchase one (1) common share at an exercise price of $1.00 for a period of three years from the date of issuance.

For more information about the Company, please visit www.intelligentcontententerprises.com

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. is an emerging Media and Internet company that focuses on the experience of the website user, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, entertaining and engaging look at content.

ICE’s strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

Intelligent Content Enterprises Inc. is a publicly traded company on the OTCQB Markets under the symbol “ICEIF” and listed on the Canadian Securities Exchange under the symbol “ISP”.

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K filings with the Securities and Exchange Commission.